Exhibit 4.1

SUPPLEMENTAL INDENTURE NO. 1

SUPPLEMENTAL INDENTURE NO. 1 (this “Supplemental Indenture”), dated as of September 4, 2025, by and among The Beauty Health Company, a Delaware corporation (the “Company”), the existing guarantors party hereto (the “Existing Guarantors”), the entities listed on Schedule I hereto (each a “Guaranteeing Subsidiary”) and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “Trustee”) and as collateral agent (in such capacity, the “Collateral Agent”).

W I T N E S S E T H

WHEREAS, The Company, the Existing Guarantors, the Trustee and the Collateral Agent have heretofore executed and delivered an indenture dated as of May 27, 2025 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an aggregate principal amount of $250,000,000 of 7.95% Convertible Senior Secured Notes due 2028 (the “Notes”) of the Company;

WHEREAS, in connection with the entry into the Indenture, the Company, the Existing Guarantors and the Collateral Agent, entered into a security agreement (the “Security Agreement”), dated as of May 27, 2025;

WHEREAS, the Indenture provides that each Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which each such Guaranteeing Subsidiary shall unconditionally guarantee, on a joint and several basis with the other Guarantors, all of the Company’s Note Obligations on the terms and conditions set forth herein and under the Indenture (the “Guarantee”);

WHEREAS, pursuant to Section 8.01(B) of the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture without the consent of any Holder to add a Guarantor with respect to the Notes;

WHEREAS, pursuant to Section 8.01(A) of the Indenture, with the consent of the Deerfield Holders prior to the Disposition Date, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture to cure any ambiguity or correct any omission, defect or inconsistency in the Indenture; and

WHEREAS, pursuant to that certain Consent Letter, dated as of the date hereof, the Deerfield Holders have consented to the execution and delivery of this Supplemental Indenture by the parties hereto and such consent is, and remains, effective as of the date hereof.

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NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Indenture.

2. Agreement to Guarantee. Each Guaranteeing Subsidiary hereby agrees to be a Guarantor, and hereby becomes a Guarantor, under the Indenture and to be bound by the terms of the Indenture applicable to a Guarantor, including Article 11 thereof.

3. English Guarantee. Without limiting any specific exemptions set out hereunder:

(a)	no Guarantor’s (incorporated in the United Kingdom) obligations and liabilities under this Section 3 and under any other guarantee or indemnity provision in a Note Document (the “Guarantee Obligations”) will extend to include any obligation or liability; and

(b)	no Lien and/or other security interest granted by a Guaranteeing Subsidiary incorporated in the United Kingdom (a “UK Subsidiary”) will secure any Guarantee Obligations, in each case of (a) and (b), if to the extent doing so would be unlawful financial assistance (including, but not limited to, within the meaning of sections 678 or 679 of the Companies Act 2006 applicable to a UK Subsidiary and notwithstanding any applicable exemptions and/or undertaking of any applicable prescribed whitewash or similar financial assistance procedures) in respect of the acquisition of shares in itself or the Company or its Subsidiaries under the laws of its jurisdiction of incorporation.

4. German Limitation Language.

(a)	The Collateral Agent shall not enforce any Guarantee created under this Supplemental Indenture granted by a Guarantor incorporated in Germany (a “German Guarantee”) in the form of a limited liability company (GmbH) or established in Germany as a partnership with limited liability with a German limited liability company as general partner (GmbH & Co. KG) (a “GmbH & Co. KG”) (a “German Guarantor”) if and to the extent that:

(i)	the German Guarantee guarantees obligations or liabilities of a Person that is not a direct or indirect subsidiary of that German Guarantor but is an affiliated company (verbundenes Unternehmen) of such German Guarantor within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) (an “Up-Stream or Cross-Stream Guarantee”); and

(ii)	the German Guarantor demonstrates pursuant to Section 4(b) below that enforcement would reduce the net assets (Reinvermögen) (calculated in accordance with the accounting principles as consistently applied and the jurisprudence from time to time of the German Federal Supreme Court (Bundesgerichtshof) relating to the protection of liable capital under Sections 30 and 31 GmbHG (as amended from time to time), which calculation shall include all items set forth in Sections 266(2) A, B, C, D and E of the German Commercial Code (Handelsgesetzbuch)) less the German Guarantor's, or, in case of a GmbH & Co. KG, its general partner’s liabilities (the calculation of which shall include all items set forth in Sections 266(3) B (but disregarding any accruals (Rückstellungen) in respect of a potential enforcement of the Collateral), C, D and E of the German Commercial Code but shall, for the avoidance of doubt, exclude the guarantee liabilities under this Supplemental Indenture) (the “Net Assets”) of that German Guarantor (or, in the case of a GmbH & Co. KG, its general partner) to an amount which is less than the amount required to maintain its stated share capital (Stammkapital); or increase an existing shortage of its (or, in the case of a GmbH & Co. KG, its general partner's) stated share capital (a “Capital Impairment”),

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provided that, for the purposes of the calculation of the enforceable amount (if any):

(A)	(the amount of any increase of the stated share capital of that German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) after the date hereof (or, as the case may be, after the date on which it becomes a Guarantor under the Indenture) shall be deducted from the stated share capital unless the Collateral Agent (at the direction of the Required Holders) has granted its prior written consent to such increase of the stated share capital;

(B)	in case the stated share capital of that German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) is not fully paid in, the amount by which the stated share capital exceeds the amount of the share capital paid in shall be deducted from the stated share capital;

(C)	the amount of profits not available for distribution in accordance with Section 268(8) of the German Commercial Code and the amount of non-distributable assets according to Section 253(6) and Section 272(5) of the German Commercial Code shall not be included in the calculation of Net Assets;

(D)	loans provided to such German Guarantor shall be disregarded if such loans are subordinated pursuant to Section 39 sub-section 1 no. 5 German Insolvency Code (Insolvenzordnung), provided that a waiver (Erlass) of the relevant loan claim (i) is legally permissible and (ii) would not lead to liability of the managing directors (Geschäftsführer) of the German Guarantor (or in the case of a GmbH & Co. KG, its general partner) under any applicable law; and

(E)	loans and other liabilities incurred by such German Guarantor (and/or, in the case of a GmbH & Co. KG, its general partner) in violation of the provisions of the Note Documents shall be disregarded.

(b)	Subject to Section 4(d) below, the limitations set forth in the preceding Section 4(a) shall apply only if and to the extent that:

(i)	within 15 Business Days following the receipt by a German Guarantor of a notice from the Collateral Agent (at the direction of the Required Holders) stating that the Collateral Agent intends to demand payment under the German Guarantee (the “Enforcement Notice”), the German Guarantor has confirmed in writing to the Collateral Agent:

(A)	to what extent the German Guarantee is an Up-stream or Cross-stream Guarantee; and

(B)	the amount of such Up-stream or Cross-stream Guarantee which cannot be enforced as it would otherwise cause a Capital Impairment (taking into account the adjustments set out in Section 4(a) above) (setting out in reasonable detail to what extent the share capital would fall below the stated share capital or an increase of an existing shortage would occur, providing an up-to-date pro forma balance sheet and a statement if and to what extent a realisation or other measures undertaken in accordance with the mitigation provisions set out in Section 4(e) below would not prevent such situation) (the “Management Determination”);

the Management Determination shall be prepared as of the date of receipt of the Enforcement Notice and supported by a reasonably detailed calculation. The Collateral Agent shall be entitled to enforce the German Guarantee in an amount that would, in accordance with the Management Determination, not cause a Capital Impairment (taking into account the adjustments set out in Section 4(a) above); and

(ii)	if the Collateral Agent (at the direction of the Required Holders) notifies the German Guarantor to which an Enforcement Notice has been served that it disagrees with the Management Determination, within 20 Business Days following such notice the respective German Guarantor has provided the Collateral Agent with a determination by auditors of international standard and reputation (the “Auditor’s Determination”) appointed by the German Guarantor of the amount that would have been necessary to prevent a Capital Impairment. The Auditor’s Determination shall be prepared in accordance with the accounting principles as consistently applied and shall include an up-to-date balance sheet of the German Guarantor (and, in the case of a GmbH & Co. KG, of its general partner) and shall contain further information (in reasonable detail) relating to the items to be adjusted pursuant to Section 4(a) above.

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(c)	If the Collateral Agent (at the direction of the Required Holders and without any obligation on the part of the Collateral Agent shall make such determination) disagrees with the Auditor’s Determination, it shall notify the respective German Guarantor accordingly. The Collateral Agent shall only be entitled to enforce the German Guarantee up to the amount which on the basis of the Auditor’s Determination can be enforced in compliance with the limitations set out in Section 4(a) above. In relation to the amount which is disputed by the Collateral Agent, the Collateral Agent shall be entitled to further pursue the right to enforce the German Guarantee in court.

(d)	If the German Guarantee is to be enforced without limitation because the Management Determination and/or the Auditor’s Determination (as the case may be) is not delivered within the relevant time frame but is then subsequently delivered, the Collateral Agent shall, upon written demand of the German Guarantor (such demand to be made no later than 3 months (Ausschlussfrist) after the enforcement of the German Guarantee granted by such German Guarantor), repay to the German Guarantor any amount received by them from the enforcement of the German Guarantee which is necessary to prevent a Capital Impairment.

(e)	Where a German Guarantor claims in accordance with the provisions of Sections 4(b) and 4(d) above that the German Guarantee hereunder can only be enforced in a limited amount, it shall within three months after receipt of the Enforcement Notice realize, to the extent lawful and on arm’s length terms, any and all of its assets that are shown in its balance sheet with a book value (Buchwert) that is significantly lower than their market value to the extent such assets are not necessary for its business (nicht betriebsnotwendig). After the earlier of (i) the expiry of such three-month period and (ii) the realisation of such assets, the German Guarantor shall, within 3 Business Days, notify the Collateral Agent of the amount of the net proceeds from the sale and submit a statement with a new calculation of the amount of the Net Assets of the German Guarantor (and, in the case of a GmbH & Co. KG Guarantor, of its general partner) taking into account such proceeds. Such calculation shall, upon the Collateral Agent’s request (at the direction of the Required Holders acting reasonably), be confirmed by the relevant German Guarantor’s auditor within a period of 20 Business Days following the request.

(f)	The limitations set out in this Section 4 shall apply only :

(i)	to the extent the relevant German Guarantor is not a party to a domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Gewinnabführungsvertrag), unless the existence of such domination and/or profit and loss transfer agreement does not lead to the inapplicability of Section 30 sub-section 1 sentence 1 GmbHG;

(ii)	if the relevant German Guarantor has complied with its obligations pursuant to Sections 4(b) and 4(e) above;

(iii)	if and to the extent that they are necessary for the purposes of protecting the German Guarantor’s directors from any liability under Sections 30, 43 GmbHG or 15b German Insolvency Code;

(iv)	to the extent that the German Guarantee does not relate to any funds or guarantees which have been on-lent to, or issued for, the benefit of that German Guarantor or any of its subsidiaries and such amounts on-lent or such guarantees have not been repaid or returned prior to the receipt of the Enforcement Notice; and

(v)	to the extent the relevant German Guarantor will not acquire a valuable consideration or recourse claim (vollwertiger Gegenleistungs- oder Rückgewähranspruch) against any of its direct or indirect shareholders at the time of the receipt of the Enforcement Notice.

(g)	No reduction of the amount enforceable under this Section 4 in accordance with the above limitations will prejudice the rights of the Collateral Agent to continue enforcing such German Guarantee (if any) (subject always to the restrictions set out in this Section 4 above at the time of such enforcement) until full and irrevocable satisfaction of the Note Obligations.

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5. Parallel Debt (Covenant to pay the Collateral Agent).

(a)	Notwithstanding any other provision of the Indenture, the Company hereby irrevocably and unconditionally undertakes to pay to the Collateral Agent, as creditor in its own right and not as representative of the other Secured Parties, sums equal to and in the currency of each amount payable by the Company to any of the Secured Parties under any of the Note Documents as and when that amount falls due for payment under the relevant Note Document or would have fallen due but for any discharge resulting from failure of another Secured Party to take appropriate steps, in insolvency proceedings affecting the Company, to preserve its entitlement to be paid that amount.

(b)	The Collateral Agent shall have its own independent right to demand payment of the amounts payable by the Company under this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent)), irrespective of any discharge of the Company’s obligation to pay those amounts to the other Secured Parties resulting from failure by them to take appropriate steps, in insolvency proceedings affecting the Company, to preserve their entitlement to be paid those amounts.

(c)	Any amount due and payable by the Company to the Collateral Agent under this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent)) shall be decreased to the extent that the other Secured Parties have received (and are able to retain) payment in full of the corresponding amount under the other provisions of the Note Documents.

(d)	For the purpose of this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent)), the Collateral Agent acts in its own name and not as a trustee, and its claims in respect of the obligations of the Company under this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent) (the “Parallel Obligations”) shall not be held on trust but owed to it as an individual creditor. The Collateral granted under the Collateral Documents to the Collateral Agent to secure the Parallel Obligations is granted to the Collateral Agent in its capacity as creditor of the Parallel Obligations and shall not be held on trust.

(e)	The rights of the Secured Parties (other than the Collateral Agent) to receive payment of amounts payable by each the Company under the Note Documents are several and are separate and independent from, and without prejudice to, the rights of the Collateral Agent to receive payment under this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent)). The Company’s parallel obligation under this Section 5 (Parallel Debt (Covenant to pay the Collateral Agent)) towards the Collateral Agent constitutes a single and separate obligation from any other debt of each Note Party under the Note Documents.

6. German Inventory and Equipment Threshold. If, at the end of two consecutive fiscal quarters, the aggregate gross book value of the balance sheet item “Inventory” (as defined in the Uniform Commercial Code as in effect from time to time in the State of New York) and the net book value of other movable assets (bewegliches Anlagevermögen) of HydraFacial Germany GmbH, as determined in accordance with GAAP, equals or exceeds EUR 6,000,000, HydraFacial Germany GmbH shall (i) within one month after the end of the relevant second fiscal quarter notify in writing the Collateral Agent and the Administrative Determination Holders that the threshold was exceeded, and (ii) within three months after the end of such quarter enter into a security transfer agreement (Sicherungsübereignung) governed by German law, covering such assets, customary in form and substance. For purposes of this Section 6, “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

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7. Corrections of Certain Defects or Inconsistencies. Effective as of the date hereof, the following amendments are made to the Indenture:

(a)	Sections 2.03(B) and 8.01(I) of the Indenture are amended by replacing all references to “Section 3.08(R)” with “Section 3.08(S).”

(b)	Sections 3.08(C), 3.11(C), 3.11(D), 3.11(E), 3.15(A)(vi) and 3.15(B)(vii) of the Indenture are amended by replacing all references to “Section 3.11(P)” with “Section 3.11(Q).”

8. Execution and Delivery. Each Guaranteeing Subsidiary agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

9. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

10. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall be deemed to be their original signatures for all purposes. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Supplemental Indenture and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, notwithstanding anything herein to the contrary, neither the Trustee nor the Collateral Agent is under any obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Trustee or the Collateral Agent pursuant to reasonable procedures approved by the Trustee or the Collateral Agent, as applicable. As used herein, “Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record. Each other party assumes all risks arising out of the use of electronic signatures and electronic methods to send communications to the Trustee and the Collateral Agent, including without limitation the risk of the Trustee and the Collateral Agent acting on an unauthorized communication, and the risk of interception or misuse by third parties. Notwithstanding the foregoing, the Trustee and the Collateral Agent may in any instance and in its sole discretion require that an original document bearing a manual signature be delivered to the Trustee and the Collateral Agent in lieu of, or in addition to, any such electronic communication.

11. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

12. The Trustee and the Collateral Agent. The Trustee and the Collateral Agent shall not be responsible in any manner whatsoever for or in respect of the validity, sufficiency or adequacy of this Supplemental Indenture or for or in respect of the statements or recitals contained herein, all of which recitals are made solely by each Guaranteeing Subsidiary.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Company:

THE BEAUTY HEALTH COMPANY

By: /s/ Michael Monahan___________________
Name: Michael Monahan
Title: Chief Financial Officer and Treasurer

Existing Guarantors:

EDGE SYSTEMS HOLDINGS CORPORATION

EDGE SYSTEMS INTERMEDIATE, LLC

ESTHETIC MEDICAL INC

HYDRAFACIAL LLC

LCP EDGE INTERMEDIATE, LLC

THE HYDRAFACIAL COMPANY MEXICO

HOLDINGS, LLC

By: /s/ Michael Monahan___________________

Name: Michael Monahan

Title: Chief Financial Officer and Treasurer

Guaranteeing Subsidiaries:

HYDRAFACIAL GERMANY GMBH

By: /s/ Katharina Eikenberg

Name: Katharina Eikenberg
Title: Sole Managing Director

HYDRAFACIAL UK LIMITED

By: /s/ Jonathan Arnold

Name: Jonathan Arnold
Title: Director

U.S. BANK TRUST COMPANY, NATIONAL

ASSOCIATION, as Trustee and Collateral Agent

By: /s/ Bradley E. Scarbrough

Name: Bradley E. Scarbrough
Title: Vice President

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SCHEDULE I

Guaranteeing Subsidiaries

HydraFacial Germany GmbH

Hydrafacial UK Limited

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